FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2011

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ✓  Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ____No ✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.
N/A

This Form 6-K consists of:

A press release regarding the fourth quarter 2010 and the fiscal year 2010 financial results of JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on February 22, 2011.

JA Solar Announces Fourth Quarter and Full Year 2010 Results

- Record Shipment Volumes, Revenue, and Earnings for Q4 and FY 2010

- Record Revenue of $1.78 Billion, PV Product Shipment of 1.46GW, and
GAAP Diluted EPS of US$1.61 for FY 2010

- More Than 2GW of Sales Contracts for 2011 Delivery Signed With
Multiple Customers; Total Shipments Expected to Exceed 2.2GW

SHANGHAI, Feb 22, 2011 -- JA Solar Holdings Co., Ltd., (Nasdaq:JASO), one of the world's largest manufacturers of high-performance solar cells and solar power products, today announced its financial results for its fourth quarter and full year ended December 31, 2010.

--  Record fourth quarter shipments of 463MW, an increase of 11%  sequentially and 100% year-over-year

--  Full Year 2010 shipments grew to 1.46 GW, an increase of 187% over 2009

 --  Full Year 2010 revenue of $1.78 billion, an increase of 211% from $572.5 million in 2009

 --  Annual gross margin of 21.7%, up from 12.8% in 2009

 --  Full year 2010 operating income of $299.6 million and operating margin of 16.8%

--  Full year 2010 net income of $266 million and GAAP diluted EPS of $1.61

--  Fourth quarter revenue of $584.3 million, operating income of $89.5 million and operating margin of 15.3%

--  Fourth quarter net income of $118.7 million and GAAP diluted EPS of      $0.59, a sequential increase of 24.3%

 --  Diversified global customer base in Q4: 53% international customers and      47% domestic customers

--  Strong balance sheet with cash balance of $346.9 million and working      capital of $662.8 million

"2010 was a transformational year for our company, with annual revenues growing by 211% and shipments rising by 187% as we enhanced our position as one of the global leaders in the solar industry," said Dr. Peng Fang, CEO of JA Solar. "During the year, we firmly established JA Solar as the market leader in solar cell production and shipment. Customers worldwide responded to our clear advantages in technology, quality and cost, enabling us to build a very healthy and diversified global customer base."

According to reports published by SolarBuzz and IMS Research in December 2010, JA Solar ranked first globally in terms of solar cells produced and shipped in Q3 2010.

"Our results in 2010 are clear proof of the success of our emphasis on developing long term partnerships with the major players in the solar industry. Today, a growing number of top tier solar companies worldwide consider JA Solar to be their strategic supply partner of choice for high-quality, low-cost PV products."

"As one of the world's largest solar cell producers, JA Solar is well-positioned to take advantage of robust industry growth in 2011. With demand for our products currently well ahead of what we can produce, we intend to quickly ramp up production capacity in 2011. In particular, we intend to increase solar cell production capacity to more than 3GW, while module capacity is expected to increase to 800MW and wafer capacity to 600MW by year-end. We also intend to continue focusing on developing innovative new technologies that can enable us to further optimize our cost structure and ensure that our high quality solar products are even more attractive to our customers."

Fourth Quarter 2010 Financial Results

Total shipments in the fourth quarter of 2010 were a record 463MW, compared with third quarter shipments of 418MW, representing sequential growth of 11%. Compared with the same period last year, shipment growth was up 100% from 231MW.

Revenue in the fourth quarter of 2010 was RMB 3.9 billion ($584.3million), an increase of 6.6% compared to RMB 3.6 billion ($548.3 million) reported in the third quarter of 2010 and an increase of 137% from RMB 1.6 billion ($246.5 million) reported in the fourth quarter of 2009.

Gross profit in the fourth quarter of 2010 was RMB 740.4 million ($112.2 million), compared with RMB 816.0 million ($123.6 million) in the third quarter of 2010 and RMB 335.0 million ($50.8 million) in the fourth quarter of 2009. Gross margin was 19.2% in the fourth quarter of 2010, compared with 22.5% in the third quarter of 2010 and 20.6% in the fourth quarter of 2009.

Total operating expenses in the fourth quarter of 2010 were RMB 149.8 million  ($22.7 million), compared with RMB 146.7 million ($22.2 million) in the third quarter of 2010 and RMB 88.3 million ($13.4 million) in the fourth quarter of 2009.

Operating income in the fourth quarter of 2010 was RMB 590.7 million ($89.5 million), compared with RMB 669.3 million ($101.4 million) in the third quarter of 2010 and RMB 246.7 million ($37.4 million) in the fourth quarter of 2009. Operating margin was 15.3% in the fourth quarter of 2010, compared with 18.5% in the third quarter of 2010 and 15.2% in the fourth quarter of 2009.

Earnings per diluted ADS in the fourth quarter of 2010 were RMB 3.90 ($0.59), an increase of 24% compared with RMB 3.14 ($0.48) in the third quarter of 2010 and an increase of 366% compared with RMB 0.84 ($0.13) in the fourth quarter of 2009.

Included in other income are significant transactions from activities other than normal business operations:

•
$34.6 million of proceeds from sales of Lehman Notes. The $100 million face-value USD 3-Month LCMNER Index-Linked Note was issued by Lehman Brothers Treasury Co. B.V. incorporated in The Netherlands and was previously written off as a result of the bankruptcy of Lehman Brothers and its affiliates. The proceeds from Lehman Notes resulted in a $0.20 gain per diluted ADS.

•
Non-cash gain on change in fair value of derivatives was mainly related to a convertible bond issued in May 2008.  Embedded derivative was calculated using a valuation model with many input assumptions such as interest rate yield curve, foreign exchange rates, stock price, volatility, expected terms, risk-free rate and fundamental change event probabilities. This gain had a positive impact of $0.13 on basic earnings per ADS. However, due to dilution, the gain of $21.9 million was excluded from the calculation of diluted earnings per share and the share count was increased by 7.5 million shares to 172.3 million shares assuming that the convertible bonds were converted at the beginning of the quarter.  The calculation reduced diluted earnings per ADS by $0.13.

The Company also recorded a net loss from discontinuing operations of $3.0 million associated with the potential sale of the 3MW solar power plant. This solar power plant was previously recorded in fixed assets. In conjunction with the potential sale, the operating results of this project have been reclassified out of continuing operations for all periods presented.  The loss had an impact of $0.02 per ADS in the fourth quarter.

In the fourth quarter of 2010, the Company generated operating cash flow of RMB 169.0million ($25.6 million) or RMB 0.98 ($0.15) per diluted ADS.

Full Year 2010 Results

Full year 2010 shipments were 1.46GW, an increase of 187%, from 509MW in full year 2009.

Total revenue for full year 2010 was RMB 11.8 billion ($1.8 billion), an increase of 211% compared with RMB 3.8 billion ($572.5million) in full year2009.

Total gross profit in full year 2010 was RMB 2.55 billion ($385.8 million) or 21.7%, compared with RMB 482.1 million ($73.0 million) or 12.8% in full year 2009. Operating income for full year 2010 was RMB 1.98 billion ($299.6 million), compared with RMB 93.7 million ($14.2 million) in full year 2009. In full year 2010, net income per diluted ADS was RMB 10.61 ($1.61), compared with a net loss per diluted ADS of RMB 1.20 (a loss of $0.18) in full year 2009.

For full year 2010, the Company generated an operating cash flow of RMB 1.3billion ($193.9 million) or RMB 7.48 ($1.13) per diluted ADS.

Liquidity

The Company maintained a strong balance sheet with cash and cash equivalents of RMB 2.3 billion ($346.9 million), and total working capital of RMB 4.4 billion ($662.8 million) at December 31, 2010. Total long term bank borrowings were RMB 1.5 billion ($230.3 million) and the face value of outstanding convertible bonds due 2013 was RMB 1.5billion ($228.2 million) at December 31, 2010.

Operations and Business Outlook

Research & Development Update

In February 2011, the Company announced that it had developed a new high-power multi-crystalline solar cell, dubbed Maple, which has achieved an 18.2% conversion efficiency rate in large-volume manufacturing conditions. Maple cells feature a proprietary technology that enables significantly improved conversion efficiency compared to traditional multi-crystalline silicon solar cells.

Supply Chain Optimization

In addition to expanding production capacity in 2011, the Company intends to further enhance its cost structure by optimizing its supply chain. The Company has signed long-term supply contracts with several strategic partners for 2011, a number of whom have announced their intention to locate production facilities close to JA Solar’s factories in order to serve the Company’s fast-rising demand. This cost-effective capacity is expected to ramp up throughout 2011.

Full Year 2011 Outlook

Based on strong customer demand for JA Solar's products and a number of new customer wins, the Company currently expects total cell and module shipments to exceed 2.2GW in 2011, representing an increase of approximately 50% compared to 2010. Module shipments are expected to be approximately 500MW to 600MW.

Sales contracts signed to date for 2011 delivery amount to more than 2GW, representing approximately 90% of the Company’s expected shipments for 2011.

Investor Conference Call / Webcast Details

A conference call has been scheduled for today, Tuesday February 22, 2010 at 8:00 AM Eastern Time. The call may be accessed by dialing +1-866-270-6057 (U.S.) or +1-617-213-8891 (international). The passcode is JA SOLAR. A live webcast of the conference call will be available on the Company's website at www.jasolar.com. A replay of the call will be available beginning two hours after the live call and will be accessible by dialing +1-888-286-8010 (U.S.) or +1-617-801-6888 (international). The passcode for the replay is 91792010.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2010, which was RMB 6.6000 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2010, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The Company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

Contact:

In China

Martin Reidy
Brunswick Group
Tel: +86-10-5960-8600
E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng
Brunswick Group
Tel: +1-212-333-3810
E-mail:jasolar@brunswickgroup.com

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations

(Unaudited)

	For three months ended
	Dec. 31, 2009	Sept. 30, 2010	Dec. 31, 2010	Dec. 31, 2010
	RMB'000	RMB'000	RMB'000	USD'000
	Adjusted	Adjusted
	(a),(b)	(b)

Net revenues	1,627,042	3,618,796	3,856,189	584,271
Cost of sales	(1,292,033)	(2,802,820)	(3,115,776)	(472,087)
Gross profit	335,009	815,976	740,413	112,184
Selling, general and administrative expenses	(79,285)	(123,573)	(135,863)	(20,585)
Research and development expenses	(9,027)	(23,082)	(13,894)	(2,105)
Total operating expenses	(88,312)	(146,655)	(149,757)	(22,690)
Income from operations	246,697	669,321	590,656	89,494
Interest expense	(48,603)	(56,326)	(64,928)	(9,838)
Loss on buyback of convertible bond	(9,468)	-	-	-
Other (loss)/income (c)	(42,388)	(17,127)	355,317	53,836
Income before income taxes	146,238	595,868	881,045	133,492
Income tax expenses	(15,810)	(85,528)	(78,100)	(11,833)
Net income from continuing operations	130,428	510,340	802,945	121,659
Net gain/(loss) from discontinued operations	5,441	3,344	(19,607)	(2,971)
Net income	135,869	513,684	783,338	118,688

Net income per share:
Basic	0.84	3.15	4.79	0.73
Diluted	0.84	3.14	3.90	0.59

Weighted average number of shares outstanding:
Basic	161,979,819	163,065,242	163,382,659	163,382,659
Diluted	162,272,950	163,668,148	172,306,566	172,306,566

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations

(Unaudited)

	For twelve months ended
	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2010
	RMB'000	RMB'000	USD'000
	Adjusted
	(a),(b)

Net revenues	3,778,553	11,760,780	1,781,936
Cost of sales	(3,296,502)	(9,214,394)	(1,396,120)
Gross profit	482,051	2,546,386	385,816
Selling, general and administrative expenses	(343,253)	(505,101)	(76,530)
Research and development expenses	(45,101)	(63,816)	(9,669)
Total operating expenses	(388,354)	(568,917)	(86,199)
Income from operations	93,697	1,977,469	299,617
Interest expense	(231,487)	(221,209)	(33,516)
Loss on buyback of convertible bond	(24,156)	-	-
Other (loss)/income (c)	(26,969)	271,628	41,155
(Loss)/income before income taxes	(188,915)	2,027,888	307,256
Income tax expenses	(7,999)	(252,707)	(38,289)
Net (loss)/income from continuing operations	(196,914)	1,775,181	268,967
Net income/(loss) from discontinued operations	3,415	(19,830)	(3,005)
Net (loss)/income	(193,499)	1,755,351	265,962

Net (loss)/income per share:
Basic	(1.20)	10.78	1.63
Diluted	(1.20)	10.61	1.61

Weighted average number of shares outstanding:
Basic	161,643,312	162,900,657	162,900,657
Diluted	161,643,312	171,116,684	171,116,684

(a)     On January 1, 2010, the Company adopted the FASB’s update to the Debt topic of the FASB codification which requires an entity that enters into an equity-classified share lending agreement, utilizing its own shares, in contemplation of a convertible debt issuance or other financing to initially measure the share lending arrangement at fair value and treat it as a cost of the financing. In addition, if it becomes probable that the counterparty to the arrangement will default, the issuer shall recognize an expense for the fair value of the unreturned shares, net of probable recoveries. These rules require revision of prior periods to conform to current accounting.  As a result of retrospectively adopting the new guidance related to the Company’s offering of senior convertible notes in May 2008, the line items of Interest expense, Gain/(loss) on buyback of convertible bond, Other income, Income before income taxes, Net income and Net income/(loss) per share in the condensed consolidated statements of operations for the three months ended Dec 31, 2009 and twelve months ended Dec 31, 2009 have been revised.

(b)    In Q4 we have determined to dispose of a subsidiary which was mainly focusing on the solar power plant business.  The subsidiary represented a component of an entity as defined by ASC 205 "Presentation of Financial Statements".  As such, the operating results of this subsidiary have been reclassified out of continuing operations for all periods presented.

(c)   Other (loss)/income mainly consists of proceeds from sales of Lehman Notes and change in fair value of derivatives.

JA Solar Holdings Co., Ltd.
Condensed Consolidated Balance Sheets
(Unaudited)

	Dec. 31,	Dec. 31,
	2009	2010	2010
	RMB'000	RMB'000	USD'000
	Adjusted
	(d)

ASSETS
Current assets:
Cash and cash equivalents	1,867,248	2,289,482	346,891
Restricted cash	43,612	112,593	17,060
Accounts receivable	339,524	945,633	143,278
Inventories	641,140	1,349,329	204,444
Advances to suppliers	423,283	605,630	91,762
Other current assets	346,488	1,115,561	169,024
Total current assets	3,661,295	6,418,228	972,459
Property and equipment, net	1,724,442	3,170,721	480,413
Advances to suppliers	1,835,421	1,653,177	250,481
Derivative asset	10,521	14,591	2,211
Deferred issuance cost	143,243	110,868	16,798
Other long term assets	87,248	251,797	38,150
Total assets	7,462,170	11,619,382	1,760,512
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	10,000	-	-
Accounts payable	367,863	1,036,416	157,033
Advances from customers	53,859	484,458	73,404
Accrued and other liabilities	197,506	522,769	79,206
Total current liabilities	629,228	2,043,643	309,643
Convertible Bond	1,171,438	1,230,175	186,390
Embedded derivatives	136,632	66,174	10,026
Long-term bank borrowings	680,000	1,520,000	230,303
Other long term liabilities	22,314	79,235	12,005
Total liabilities	2,639,612	4,939,227	748,367
Commitment and Contingencies
Shareholders’ equity	4,822,558	6,680,155	1,012,145
Total liabilities and shareholders’ equity	7,462,170	11,619,382	1,760,512

(d)
On January 1, 2010, the Company adopted the FASB’s update to the Debt topic of the FASB codification which requires an entity that enters into an equity-classified share lending agreement, utilizing its own shares, in contemplation of a convertible debt issuance or other financing to initially measure the share lending arrangement at fair value and treat it as a cost of the financing. In addition, if it becomes probable that the counterparty to the arrangement will default, the issuer shall recognize an expense for the fair value of the unreturned shares, net of probable recoveries. These rules require revision of prior periods to conform to current accounting.  As a result of retrospectively adopting the new guidance related to the Company’s offering of senior convertible notes in May 2008, the line items of Deferred issuance cost and Shareholders’ equity in the condensed consolidated balance sheet as at December 31, 2009 have been revised.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By  /s/ Peng Fang

Name: Peng Fang

Title:   Chief Executive Officer

Date: February 28, 2011